Mail Stop 6010

February 28, 2007

Gerald Yakatan, Ph.D.
Chief Executive Officer
Cobalis Corp.
2445 McCabe Way, Suite 150
Irvine, CA 92614

Re: Cobalis Corp.
Registration Statement on Form SB-2
File Number 333-140790

Dear Dr. Yakatan:

    We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. It appears to us that you should register the offering as a primary offering by the issuer and not as a resale by the selling shareholder. It appears the issuer is not eligible to conduct a primary offering on Form S-3, so it is not eligible to conduct an at-the-market offering under Rule 415(a)(4). Likewise, it does not appear the transaction being registered is appropriately characterized as a transaction that is eligible to made on a continuous or delayed basis under Rule 415(a)(1)(x). Therefore, it appears you must:

    - file a registration statement for the "resale" offering at the time of each conversion because the issuer is not eligible to conduct the offering on a delayed or continuous basis;
    - identify the selling shareholder as an underwriter in the registration statement; and
    - include the price at which the underwriter will sell the securities.

Signature Page

2. Additionally, as we noted in our comment letter dated February 27, 2007, your principal financial officer <u>and</u> either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature

page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly in any subsequent amendments.

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Please contact Song Brandon at (202) 551-3621, Michael Reedich, Special Counsel, at (202) 551-3612 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:　　Reginald A. Norris, Esq.
　　　Wilson Sonsini Goodrich & Rosati, P.C.
　　　12235 El Camino Real, Suite 200
　　　San Diego, CA 92130